Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2005	2004	2003	2002		2001
INCLUDING INTEREST ON DEPOSITS
Earnings
Income (loss) before income taxes	$51,294	$34,286	$27,315	$(29,740)		$27,159
Plus:
Total Fixed Charges (See below)	71,696	48,206	47,140	51,374		81,639
Less:
Preferred stock dividend (1)	—	(2,885)	(5,297)	(5,295)		(5,297)

Total Earnings	$122,990	$79,607	$69,158	$16,339		$103,501

Fixed Charges
Total interest expense (2)	$69,202	$42,830	$40,154	$44,680		$74,816
Interest included in operating lease rental expense (3)	2,494	2,491	1,689	1,399		1,526
Preferred stock dividend (1)	—	2,885	5,297	5,295		5,297

Total Fixed Charges	$71,696	$48,206	$47,140	$51,374		$81,639

Ratio of Earnings to Fixed Charges	1.72x	1.65x	1.47x	0.32x		1.27x

EXCLUDING INTEREST ON DEPOSITS
Earnings
Income (loss) before income taxes	$51,294	$34,286	$27,315	$(29,740)		$27,159
Plus:
Total Fixed Charges excluding interest on deposits (See below)	19,686	16,964	18,744	16,089		22,464
Less:
Preferred stock dividend (1)	—	(2,885)	(5,297)	(5,295)		(5,297)

Total Earnings	$70,980	$48,365	$40,762	$(18,946)		$44,326

Fixed Charges
Total interest expense (2)	$69,202	$42,830	$40,154	$44,680		$74,816
Interest included in operating lease rental expense (3)	2,494	2,491	1,689	1,399		1,526
Preferred stock dividend (1)	—	2,885	5,297	5,295		5,297
Less: interest expense on deposits	(52,010)	(31,242)	(28,396)	(35,285)		(59,175)

Total Fixed Charges excluding interest on deposits	$19,686	$16,964	$18,744	$16,089		$22,464

Ratio of Earnings to Fixed Charges	3.61x	2.85x	2.17x	(1.18	)x	1.97x

(1)	The stock dividend amount has been grossed up to compute the pretax income equivalent assuming an estimated 35% tax rate.

(2)	Interest expense includes cash interest expense on deposits and other debt and amortization of debt issuance costs.

(3)	Calculation of interest included in operating lease rental expense is representative of the interest factor attributable to the lease payment.